J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

As representatives of the several Underwriters

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

VIA EDGAR

July 15, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Globant S.A. (the “Company”)
Registration Statement on Form F-1 (File No. 333-190841)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 2:00 p.m. EDT on July 17, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 7, 2014, through the date hereof:

Preliminary Prospectus dated July 7, 2014:

3,681 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the U.S. Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Hugo Doetsch
	Name:	Hugo Doetsch
	Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alice Takhtajan
	Name:	Alice Takhtajan
	Title:	Executive Director

[Signature Page to Acceleration Request by Underwriters]